Northwest Biotherapeutics, Inc.	t (240) 497-9024 f (240) 627-4121	www.nwbio.com OTCBB: NWBT

                                                      April 13, 2011

VIA EDGAR ONLY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Jim B. Rosenberg,
Senior Assistant Chief Accountant

Re:	Northwest Biotherapeutics, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended September 30, 2010
File No. 000-33393

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated March 16, 2011 (the “Comment Letter”).  In response to these comments, Northwest Biotherapeutics, Inc. (the “Company”) has caused to be filed Amendment No. 3 on Form 10-K and Amendment No.3 on Form 10-Qs.  Additionally management also detected an error in the reporting of notes payable, convertible notes payable and related embedded features which impacted the Form 10-Q for the quarter ended September 30, 2010. The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K for the fiscal year ended December 31, 2009

1.  Please refer to your response to comment one. We believe that the best and most objective evidence of the value of the shares is the quoted market value. As a result, please restate your financial statements to reflect the revised value of the common stock issued for serviced in 2009 and file an Item 4.02 Form 8-K identifying non-reliance on the applicable financial statements as soon as practicable.  In addition, please tell us whether quoted market price was used to value all other stock based compensation expense such as options.

We have revised the Form 10-K to reflect the revised value of the common stock issued for services in 2009.  We have filed an Item 4.02 Form 8-K identifying non-reliance on the applicable financial statements.

We have used the quoted market price to value all other stock based compensation expense such as options.

2.  Please refer to our prior comment eight in our comment letter dated December 16, 2010.  You appropriately revised the wording of your certifications for the amendments that were filed to the 2009 10-K and the 10-Qs for the quarterly periods ended March 31, June 30, and September 30, 2010 on January 26, 2011.  However, for the amendments that were filed on March 2, 2011, the wording of the certifications was not revised.  Please revise the certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.

We have revised the certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls on Form 10-K and the Forms 10-Qs.

3. Additionally we have revised the Form 10-Q for quarter ended September 30, 2010 to include a reclassification amounts on the Condensed Consolidated Balance Sheet between notes payable and convertible notes payable, an increase in debt discount and embedded derivative liability and an adjustment to interest expense on the Condensed Consolidated Statement of Operations.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NORTHWEST BIOTHERAPEUTICS, INC.
By:	/s/ Alton L. Boynton
Alton L. Boynton
President and Chief Executive Officer